# SEC Schedule 13G/A (Amendment No. 21) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NELNET, INC., CIK 0001258602
CUSIP: 64031N108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 121 South 13th St, Ste 100, Lincoln, Nebraska (NE), 68508
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001269812

## Reporting persons
- Muhleisen, Angela L.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,191,180; shared voting power 2,492,720; sole dispositive power 2,191,180; shared dispositive power 2,492,720; aggregate amount beneficially owned 4,683,900 (18.1% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: NELNET, INC.
Address of issuer's principal executive offices: 121 South 13th St, Ste 100, Lincoln, Nebraska, 68508

## Item 2. Person Filing
Name of person filing: Muhleisen, Angela L.
Address of principal business office or, if none, residence: c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The reporting person has sole voting and dispositive power over 2,191,180 shares of Class A common stock held by the reporting person.

The reporting person may be deemed to have shared voting and dispositive power over 1,909,748 shares of Class A common stock and 582,972 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders). This includes (i) a total of 552,000 shares of Class A common stock held in two separate irrevocable trusts established by the reporting person and Dan D. Muhleisen, the deceased spouse of the reporting person, of which the adult children of the reporting person are the initial beneficiaries; (ii) a total of 144,965 shares of Class A common stock held in two separate irrevocable trusts for the benefit of the adult children of the reporting person; (iii) a total of 138,487 shares of Class A common stock held in four separate GRATs established by the reporting person in 2020; (iv) a total of 20,000 shares of Class A common stock held in two separate dynasty trusts established by the reporting person and Mr. Muhleisen in 2020, of which the adult children of the reporting person and her spouse are the initial beneficiaries; (v) a total of 142,040 shares of Class A common stock held in four separate GRATs established by the reporting person in 2022; and also includes shares that are owned by entities that the reporting person may be deemed to control, consisting of: (a) a total of 194,878 shares of Class A common stock and a total of 582,972 shares of Class B common stock held by Union Bank and Trust Company ("Union Bank"), of which the reporting person is a director, chairperson, and a significant shareholder through Farmers & Merchants Investment Inc. (of which the reporting person is a director and officer and owns through a GRAT approximately 49.2% of the outstanding voting common stock of Union Bank), as trustee for an estate, certain GRATs, and certain other irrevocable trusts; (b) 30,000 shares of Class A common stock held by Union Bank for its profit sharing plan; and (c) a total of 687,378 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank and trust company. The number of Class A shares of common stock over which the reporting person may be deemed to have shared voting and dispositive power reflects that effective November 10, 2025, the reporting person does not have shared voting and dispositive power over certain individual accounts at Union Bank of her adult children holding a total of 1,725,553 shares of Class A common stock. The number of shares for which the reporting person may be deemed to have shared voting and dispositive power excludes a total of 6,775,420 shares of Class B common stock and 510 shares of Class A common stock held by Union Bank as trustee (including shares of Class B common stock held indirectly through the holding of 50% of the outstanding capital stock of Union Financial Services, Inc. ("UFS"), which holds a total of 1,586,691 shares of Class B common stock) for certain GRATs (but does not exclude shares held for GRATs established by the reporting person and Mr. Muhliesen), certain post-annuity trusts established upon the expiration of the annuity terms of certain GRATs, and certain other irrevocable trusts for which a majority owned subsidiary of the issuer has been designated to serve as investment adviser with investment power with respect to shares of the issuer's stock held by such trusts and voting power with respect to shares of the issuer's stock held by such trusts, including, with respect to a certain trust, shares of the issuer's stock held indirectly through the holding of 50% of the outstanding capital stock of UFS. The reporting person disclaims beneficial ownership of the shares discussed above except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.
Percent of class: 18.1%
Sole power to vote or to direct the vote: 2,191,180
Shared power to vote or to direct the vote: 2,492,720
Sole power to dispose or to direct the disposition: 2,191,180
Shared power to dispose or to direct the disposition: 2,492,720

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As discussed in Item 4(a) above, which is incorporated by reference herein, certain securities reported in this Schedule are held on behalf of persons other than the reporting person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Power of Attorney

## Signatures
- Muhleisen, Angela L.: /s/ Nicole M. Stawniak, pursuant to power of attorney filed herewith, Nicole M. Stawniak, Attorney-in-Fact (11/13/2025)